WOODSIDE
AUSTRALIAN ENERGY

02 FEB 26 AM 8:10

27 December 2001

02015479

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
**United States of America**

SUPPL

Dear Sir/Madam,

**RE: EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to Echo-Yodel production being ahead of schedule, lodged with the Australian Stock Exchange on 27 December, 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

**WOODSIDE PETROLEUM LTD.**
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

27 December 2001

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
**United States of America**

Dear Sir/Madam,

**RE: EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to Echo-Yodel production being ahead of schedule, lodged with the Australian Stock Exchange on 27 December, 2001.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Acknowledged ______________________

Dated ______________________

LYNNE KYLE
Corporate Assistant

WOODSIDE
AUSTRALIAN ENERGY

# NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 27 December 2001
10am (WST)

## ECHO-YODEL PRODUCTION AHEAD OF SCHEDULE

Woodside Energy Ltd., operator of the North West Shelf Venture, advises that gas and condensate production has begun from the Echo-Yodel fields, three months ahead of schedule and within budget.

The fields, which will add about 37 million barrels of oil equivalent to North West Shelf Venture production over the next four to five years, are within permit WA-28-P, about 120km north-west of Dampier in Western Australia and 23km south-west of the Goodwyn A offshore production platform.

North West Shelf Venture Chief Executive Dr Chris Haynes said the development was the excellent result of a concerted effort within Woodside to improve project management and stewardship over capital expenditure in recent years.

"The estimated final cost of Echo-Yodel remains within the approved budget of A$205 million, and the project has been completed safely and well ahead of schedule," he said.

The Echo-Yodel development comprises two subsea production wells tied back to the Goodwyn platform via a 12 inch (30cm) diameter pipeline. Production from the field will be commingled with existing production on Goodwyn and will help to compensate for the natural decline in condensate production from the much larger Goodwyn field.

Hook-up, testing and commissioning began on 16 November, and production began on 24 December.

Production is planned to increase to a daily maximum of 30,000 barrels of condensate and 300 million standard cubic feet of gas. The fields are expected to have a life of between four and five years.

The six equal participants in the North West Shelf Venture are Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

**MEDIA INQUIRIES**
**Woodside Energy Ltd.**
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

**INVESTMENT INQUIRIES**
**Woodside Energy Ltd.**
Geoff Wedgwood, Investor Relations Manager
W: (08) 9348 4283 M: (0419) 944 297